UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 001-39337

Ebang International Holdings Inc.

(Exact name of registrant as specified in its charter)

Building 7, No. 5 Nangonghe Road, Linping Street

Yuhang District, Hangzhou, Zhejiang, 311100

People’s Republic of China

+86 571-8817-6197

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On June 23, 2021, the Board of Directors (the “Board”) of Ebang International Holdings Inc. (the “Company”) accepted Ms. Sufeng Wang’s resignation as a director of the Board and a member of the audit committee of the Board and appointed Mr. Yanqing Gao as an independent director of the Board and a member of the audit committee of the Board to fill the vacancy created by Ms. Sufeng Wang’s resignation. As of June 23, 2021, the Board consists of a majority of independent directors and the audit committee of the Board has three independent directors.

Mr. Yanqing Gao has been a director of Zhejiang Jianxue Technology Co., Ltd. since November 2019, Jiangsu Mole Biotechnology Co., Ltd. since April 2016, Shanghai Xinfangxun Communication Technology Co., Ltd. since November 2015 and Hangzhou Kaipu Technology Co., Ltd. since September 2015. Mr. Gao has also been the deputy manager of Zhejiang Zheke Investment Management Co., Ltd. since May 2012. He was a director of Hangzhou Yuancheng Gardening Group Co., Ltd from June 2013 to November 2018. He also served as a director and the chief financial officer of Zhejiang Tianyuan Biopharmaceutical Co., Ltd. from April 2007 to April 2012. Mr. Gao held various accounting positions with companies in China since 1990.

Mr. Gao received his bachelor’s degree in accounting from Hangzhou Business School in 1984 and his EMBA from Zhongnan University of Economics and Law in 2008.

The Company believes that Mr. Gao is well-qualified to serve as a director of the Board and a member of the audit committee due to his extensive experience, expertise, and qualifications in accounting, finance, investment and capital markets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ebang International Holdings Inc.

Date: June 24, 2021	By:	/s/ Dong Hu
		Name:	Dong Hu
		Title:	Chairman and Chief Executive Officer

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